Filed pursuant to General Instruction II.L. of Form F-10;
File No. 333-129405.
Cdn$450,000,000
Shaw Communications Inc.
6.10% Senior Notes due November 16, 2012
(unsecured)
The senior notes (the “Notes”) of Shaw Communications Inc. (“Shaw” or the “Corporation”) being offered hereby will bear interest at the rate of 6.10% per year. Shaw will pay interest on the Notes on May 16 and November 16 of each year, beginning May 16, 2006. The Notes will mature on November 16, 2012. The Corporation may redeem some or all of the Notes at any time at the greater of (i) 100% of the principal amount, and (ii) the Canada Yield Price (as defined herein), plus, in either case, accrued interest thereon to the date of redemption. The Corporation may also redeem all of the Notes if certain events occur involving Canadian taxation. The Notes do not have the benefit of any sinking fund.
Investing in the Notes involves risks. See “Risk Factors” beginning at page 24.
The Notes will be unsecured obligations and rank equally with all other unsecured senior indebtedness of the Corporation.

			Net Proceeds to the
	Price to the Public(1)	Underwriters’ Commission(2)	Corporation(3)

Per Note:	99.389%	1.111%	98.278%
Total:	$447,250,500	$5,000,000	$442,250,500
Notes:

(1)	Plus accrued interest from November 16, 2005 if settlement occurs after that date.

(2)	The Underwriters are entitled to a commission of 1.00% per Note sold by closing to institutions and 1.50% per Note for all other sales. The Underwriters’ commission set forth in the table assumes the sale of $350 million principal amount of Notes to institutions.

(3)	Before deducting expenses of the offering, estimated at $650,000, payable by the Corporation.
This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Certain of the financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.
The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Alberta, Canada, that some or all of its officers and directors may be residents of Canada, that some or all of the underwriters or experts named in the registration statement may be residents of Canada and that substantially all of the assets of the Corporation and said persons may be located outside the United States.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The Underwriters have agreed to purchase the Notes from the Corporation at 99.389% of their principal amount subject to the terms and conditions set forth in the Underwriting Agreement referred to under “Plan of Distribution”. The effective yield of the Notes, if held to maturity, is 6.209%.
The Underwriters, as principals, conditionally offer the Notes, subject to prior sale, if, as and when issued by Shaw and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Fraser Milner Casgrain LLP with respect to matters of Canadian law and by Sherman & Howard L.L.C., Denver, Colorado with respect to matters of United States law, and on behalf of the Underwriters by McCarthy Tétrault LLP with respect to matters of Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of United States law.
The Notes will be ready for delivery in book-entry form only through The Canadian Depository for Securities Limited (“CDS”) on or about November 16, 2005. There is no market through which the Notes may be sold and purchasers may not be able to resell securities purchased under this short form prospectus.
Each of TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., and Scotia Capital Inc. is an affiliate of a lender to Shaw and to which Shaw is currently indebted. Consequently, Shaw may be considered to be a connected issuer of each of these Underwriters (the “Connected Underwriters”) for the purposes of Canadian securities laws. A portion of the net proceeds of the sale of the Notes will be used to repay the indebtedness of Shaw to such affiliates of the Connected Underwriters. See “Relationship Between Shaw and Certain Underwriters” and “Use of Proceeds”.
TD SECURITIES
RBC Capital Markets

CIBC World Markets
Merrill Lynch & Co.
NBF Securities (USA) Corp.
Scotia Capital
The date of the prospectus is November 9, 2005

DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone number (403) 750-4500. Copies are also available through the internet on the System for Electronic Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the above-mentioned address and telephone number.
      The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	the annual information form of Shaw dated January 18, 2005;

(b)	the audited consolidated balance sheets of Shaw as at August 31, 2004 and 2003 and the consolidated statements of earnings, retained earnings and cash flows for the three years ended August 31, 2004 together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the year ended August 31, 2004;

(d)	the unaudited interim consolidated statements of income and cash flow for the nine months ended May 31, 2005 and 2004, and the consolidated balance sheet of Shaw as at May 31, 2005;

(e)	management’s discussion and analysis of the financial condition and operations of Shaw with respect to the nine months ended May 31, 2005;

(f)	the management proxy information circular (the “Proxy Circular”) dated December 8, 2004 relating to the annual general meeting of shareholders of the Corporation held on January 13, 2005, excluding the information contained therein under the headings “Composition of the Compensation

i

Committee”, “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance”; and

(g)	the press release dated October 26, 2005, containing unaudited interim consolidated statements of income and cash flow for the twelve months ended August 31, 2005 and 2004, the consolidated balance sheet of Shaw as at August 31, 2005 and management’s discussion and analysis of the financial condition and operations of Shaw with respect to the twelve months ended August 31, 2005.

      Any documents of the type referred to in the preceding paragraph or similar material, including all material change reports (other than confidential material change reports), financial statements, annual information forms, and information circulars (other than any disclosure comparable to portions of the Proxy Circular which are not incorporated in this short form prospectus), disclosing additional or updated information filed by Shaw with securities commissions or similar regulatory authorities in any of the provinces of Canada after the date of this short form prospectus and prior to the termination of the offering are deemed to be incorporated by reference into this short form prospectus. Shaw also incorporates by reference any information Shaw files with the United States Securities Exchange Commission (the “SEC”) pursuant to Section 13(a), 13(c), or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) if and to the extent expressly provided in such filing, until all of the Notes have been sold.
      Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement or document so modified or superseded shall not, except to the extent so modified or superseded, be incorporated by reference and constitute a part of this prospectus.
      Only the information contained in, or incorporated by reference into, this prospectus should be relied upon. Shaw has not and the Underwriters have not authorized anyone to provide different or additional information. Shaw is not, and the Underwriters are not, making an offer to sell the Notes in any jurisdiction where the offer or sale is not permitted by law.
ADDITIONAL INFORMATION
      With respect to the offering of Notes in the United States, Shaw has filed a registration statement on Form F-10 with the SEC. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement or the schedules and exhibits that are a part of such registration statement. U.S. Persons should refer to the registration statement, including the schedules and exhibits that are a part thereof, for further information concerning Shaw and the Notes. The registration statement, including such schedules and exhibits, may be inspected, without charge, at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that office after payment at prescribed rates. A free copy of the registration statement, including the schedules and exhibits, is also available from the SEC’s website at www.sec.gov.
      Shaw is also subject to certain of the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, some reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, Shaw is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and Shaw’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Shaw is not required to publish financial statements as promptly as U.S. companies. Any information filed by Shaw with the SEC may be inspected and copied at the public reference facility maintained by the SEC at its location referred to above.

FORWARD-LOOKING STATEMENTS
      Certain statements included and incorporated by reference in this short form prospectus constitute “forward-looking statements”, including forward-looking statements within the meaning of applicable securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or Shaw’s future performance. When used herein, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate” and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements include, but are not limited to, references to future capital expenditures, business strategies, competitive strengths, goals, expansion and growth of our business and operations, and plans and references to our future success. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of Shaw’s experience and perception of historical trends, current conditions, expected future developments as well as other factors Shaw believes are appropriate in the circumstances. However, neither Shaw nor the Underwriters can guarantee future results, levels of activity, performance or achievements, and actual events or results may differ materially. Many factors, including those not within Shaw’s control, could cause Shaw’s actual results, performance or achievements to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•	general economic, market or business conditions and industry trends;

•	opportunities (or lack thereof) that may be presented to and pursued by Shaw;

•	increased competition in Shaw’s markets and from the development of new markets for emerging technologies;

•	changing conditions in the entertainment, information and communications industries;

•	the Corporation’s status as a holding company with separate operating subsidiaries;

•	changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States;

•	the concentration of control of Shaw;

•	risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States;

•	other risks and uncertainties described from time to time in Shaw’s reports and filings with Canadian and U.S. securities regulatory authorities; and

•	additional risks described below in “Risk Factors”.
      Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, the Corporation’s actual results, performance or achievements may vary materially from those described herein. Consequently, all of the forward-looking statements made in this short form prospectus and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw. Neither Shaw, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as and when required pursuant to applicable securities legislation neither Shaw nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to confirm such statements to actual results or to changes in Shaw’s expectations.

CURRENCY AND EXCHANGE RATES
      Shaw’s consolidated financial statements are published in Canadian dollars. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to “dollars”, “Cdn$” or “$” are to Canadian dollars and references to “US$” are to United States dollars.
      The following table sets forth, for each period indicated, the high and low exchange rates and the average of such exchange rates on the last business day of each month during such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as United States dollars per Cdn$1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00. On November 1, 2005, the inverse of the noon buying rate was Cdn$1.00 equals US$0.8500.

	Year Ended
	August 31,

	2005	2004

High	0.8493	0.7880
Low	0.7651	0.7158
Average	0.8116	0.7509

SUMMARY OF THE OFFERING
      The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the other information herein and in the documents incorporated by reference herein. References to Shaw in this summary refer only to Shaw Communications Inc. and its successors, and not to any of its subsidiaries.

Issuer	Shaw Communications Inc., a diversified Canadian communications company, whose core business is providing broadband cable television, internet, digital phone, telecommunications and satellite direct-to-home services, through its subsidiaries. See “Business of the Corporation”.

Notes Offered	$450,000,000 aggregate principal amount of 6.10% Senior Notes due November 16, 2012 (the “Notes”).

Interest	6.10%

Interest Payment Dates	May 16 and November 16, commencing on May 16, 2006.

Maturity	November 16, 2012.

Ranking	The Notes will be senior unsecured obligations and will rank equally and ratably with all existing and future senior unsecured indebtedness. The Notes will effectively rank behind all existing and future indebtedness and other liabilities, including trade liabilities, of Shaw’s subsidiaries. As at August 31, 2005, indebtedness and other liabilities of Shaw’s subsidiaries totalled approximately $551 million, excluding intercompany liabilities.

Additional Amounts	Any payments with respect to the Notes made by Shaw will be made without withholding or deduction for Canadian taxes, unless required by law or the interpretation or administration thereof, in which case Shaw will pay such additional amounts as may be necessary so that the net amount received by holders of the Notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the Notes — Payment of Additional Amounts”.

Redemption	The Notes will be redeemable at Shaw’s option at any time, in whole or in part, prior to maturity at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes, or (ii) the Canada Yield Price (as defined herein), plus, in either case, accrued interest thereon to the date of redemption. See “Description of the Notes — Optional Redemption” and “— Redemption for Changes in Canadian Tax Law”.

Sinking Fund	None.

Certain Covenants	The Indenture (as defined herein) governing the Notes will restrict the ability of the Corporation and its subsidiaries to incur liens, enter into sale and leaseback transactions and consolidate, merge or transfer all or substantially all of Shaw’s assets and the assets of its subsidiaries on a consolidated basis. In addition, the indenture will limit Shaw’s subsidiaries’ ability to incur additional indebtedness. See “Description of the Notes — Certain Covenants”.

Use of Proceeds	The net proceeds from the sale of the Notes offered hereby, after payment of expenses of the offering and Underwriters’ fee, are estimated to be $441.6 million. The aggregate net proceeds of this offering will be used for debt repayment, including the redemption of the Corporation’s US $172.5 million 8.5% Series COPrS due September 30, 2097, the repayment of unsecured bank loans, and for working capital purposes. Pending any specific application, such net proceeds will be held in cash and in short-term securities. See “Use of Proceeds” and “Capitalization”.

Governing Law	The Notes and the Indenture (as defined herein) will be governed by the laws of the Province of Alberta.

BUSINESS OF THE CORPORATION
      Shaw (together with its subsidiaries) is a diversified Canadian communications company whose core business is providing broadband cable television, Internet, digital phone, telecommunications (through Big Pipe Inc.) and satellite direct-to-home (through Star Choice Communications Inc.) services to approximately 3.0 million customers. Shaw’s total revenue for the year ended August 31, 2005 was approximately $2.2 billion (unaudited). As at August 31, 2005, Shaw had assets of approximately $7.4 billion (unaudited). Shaw’s executive offices are at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4; telephone number (403) 750-4500.
USE OF PROCEEDS
      The net proceeds from the sale of the Notes offered hereby, after payment of expenses of the offering and the Underwriters’ fee, are estimated to be $441.6 million. The net proceeds of the offering will be used for debt repayment, including the redemption of the Corporation’s US $172.5 million 8.5% Series COPrS due September 30, 2097, the repayment of unsecured bank loans, as well as for working capital purposes. Pending any specific application, such net proceeds will be held in cash and in short-term securities. The Corporation will redeem the US$172.5 million 8.5% Series COPrS on December 16, 2005. Pending the redemption of the COPrS, the Corporation will use a portion of the net proceeds of the offering to reduce its unsecured bank loans, and the remainder will be held in cash and short term investments. On or prior to the redemption date for the COPrS, the Corporation will redraw its unsecured bank loan to redeem the COPrS.

CAPITALIZATION
      The following table summarizes the consolidated capitalization of Shaw as at August 31, 2004 and as at August 31, 2005, both actual and as adjusted to give effect to the issuance of the Notes, and the application of the net proceeds thereof as described under “Use of Proceeds”. The information presented below should be read in conjunction with the financial statements of the Corporation, as described under “Documents Incorporated by Reference”.

		August 31, 2005

Designation	August 31, 2004	Actual (1)	As Adjusted (2)

	(audited)
		(unaudited)
	(in thousands of dollars)
Long-term debt(3)
Corporate:
Bank loans(4) — non-revolving	189,933	152,873	152,873
Bank loans(4) — revolving	105,500	646,150	422,218
Senior Notes due 2005(4)	275,000	—	—
Senior Notes due 2007(4)	296,760	296,760	296,760
US$ Senior Notes (US $440 million) due 2010(4)	577,720	522,324	522,324
US$ Senior Notes (US $225 million) due 2011(4)	295,425	267,098	267,098
US$ Senior Notes (US $300 million) due 2011(4)	393,900	356,130	356,130
Cdn$ Senior Notes (Cdn $350 million) due 2013(4)	350,000	350,000	350,000
Cdn$ Senior Notes due November 16, 2012 — offered hereby	—	—	450,000
Other Subsidiaries:
Videon Cablesystems Inc. 8.15% Senior Debentures due April 26, 2010(4)	130,000	130,000	130,000
Burrard Landing Lot 2 Holdings Partnership(4)	36,442	23,432	23,432

Total long-term debt	2,650,680	2,744,767	2,970,835

Shareholders’ equity(3)
Preferred Securities (COPrS)(5)	691,065	498,194	245,669
Zero Coupon Loan(5)	33,858	—	—
Class A and Class B shares	2,135,433	2,024,173	2,024,173
Contributed Surplus	412	1,866	1,866
Deficit and cumulative translation adjustment	(368,750)	(471,123)	(471,123)

Total shareholders’ equity	2,492,018	2,053,110	1,800,585

Total capitalization	5,142,698	4,797,877	4,771,420

Notes:

(1)	Subsequent to August 31, 2005, the following significant changes in capitalization have occurred:

—	In September 2005, the Corporation received approval from the Toronto Stock Exchange to amend its Normal Course Issuer Bid which allowed the Corporation to purchase up to an additional 1,360,000 of its Class B Non-Voting Shares between September 7, 2005 and November 7, 2005. The Corporation repurchased the maximum of 1,360,000 Class B Non-Voting Shares for cancellation for $34.0 million, of which $13.2 million reduced the share capital of the Class B Non-Voting Shares and $20.8 million increased the deficit.

—	The Corporation has drawn down approximately $75 million on its bank loans.

—	The Corporation intends, and has received a commitment from a Canadian chartered bank (which is one of the Banks whose subsidiary is a Connected Underwriter as referred to in “Relationship between Shaw and Certain Underwriters”), to put into place a new $100 million revolving credit facility in the second quarter of fiscal 2006.

(2)	As adjusted to reflect the proposed redemption of the US $172.5 million 8.5% Series COPrS due September 30, 2097 (converted to Canadian dollars pursuant to a U.S. dollar forward purchase contract at a rate of US$1.00 to $1.1704) and the repayment of bank loans with the aggregate net proceeds of the offering of the Notes of $441.6 million.

(3)	In 2006 the Corporation will retroactively adopt the amended Canadian standard, Financial Instruments — Disclosure and Presentation, which requires obligations that may be settled at the issuer’s option by a variable number of the issuer’s own shares to be presented as liabilities. This treatment, which must be adopted retroactively, with restatement, is consistent with U.S. standards. As a result, the existing COPrS will be classified as debt instead of equity. On that basis, the August 31, 2005 actual and as adjusted long term debt of the Corporation would increase by approximately $455 million and $246 million respectively, and the actual and, as adjusted shareholders’ equity would decrease by approximately the same respective amounts. Further details of the restatement are contained in the press release of the Corporation dated October 26, 2005, incorporated by reference herein.

(4)	The general terms of these long-term obligations are detailed in note 9 to Shaw’s annual audited financial statements incorporated by reference herein.

(5)	The general terms and respective priorities of the COPrS and Zero Coupon Loan are detailed in note 11 to Shaw’s annual audited financial statements incorporated by reference herein.
DESCRIPTION OF THE NOTES
      The Notes offered hereby will be issued under an indenture (the “Indenture”) dated November 12, 2003 as supplemented by a second series supplement to be dated the date of closing of this offering (the “Supplemental Indenture”) between the Corporation and Computershare Trust Company of Canada (the “Trustee”) providing for, among other things, the creation and issue of the Notes. The Trust Indenture and the Supplemental Indenture are collectively referred to in this prospectus as the “Indenture”.
      Copies of the Indenture are available from us upon request. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. For the purposes of this summary only, the term “Corporation” refers to Shaw Communications Inc. and not to any of its subsidiaries. Other capitalized terms that are not defined in this prospectus are defined in the Indenture.
General
      The Notes will mature on November 16, 2012. The Notes will bear interest at the rate per annum set forth on the cover page of this prospectus from the date of original issuance, or from the most recent date to which interest has been paid or duly provided for, payable semi-annually in arrears on each May 16 and November 16 (the “Interest Payment Dates”), commencing on May 16, 2006, to the persons in whose names the Notes are registered at the close of business on May 1 or November 1 (the “Regular Record Dates”), as the case may be, immediately prior to such Interest Payment Dates, regardless of whether any such Regular Record Date is a business day. Interest on the Notes will be computed on the basis of a 365-day year.
      The Corporation may from time to time, without the consent of the holders of the Notes, create and issue additional securities under the Indenture in addition to the Notes.
      The Notes will be unsecured and unsubordinated obligations of the Corporation and will rank pari passu in right of payment with all existing and future unsecured, unsubordinated obligations of the Corporation. The Indenture will not limit the ability of the Corporation to incur additional indebtedness.
      Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries, together with proceeds raised by the Corporation through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets.
      In addition, because the Corporation is a holding company, the Notes are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s Subsidiaries, except to the extent the Corporation is a creditor of such Subsidiaries. As at August 31, 2005, indebtedness and other liabilities, including trade liabilities, of the Corporation’s Subsidiaries totalled approximately $551  million, excluding intercompany liabilities.
      The Notes will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. The Notes will initially be issued as global notes (the “Global Notes”). Beneficial interests in the Global Notes representing the Notes will be shown on, and transfers thereof will be effected only through, records maintained by CDS and its participants. See “ — The Depositary, Book-Entry and Settlement” below.
      As described herein, under certain limited circumstances, the Notes may be issued in certificated non-book-entry form in exchange for a Global Note. See “ — The Depositary, Book-Entry and Settlement” below. In the event that the Notes are issued in certificated non-book-entry form, the Notes will be issued in denominations of $1,000, and integral multiples thereof. Payments on Notes issued as a Global Note will be made to CDS or a successor depositary. In the event that the Notes are issued in certificated non-book-entry form, principal and interest will be payable, the transfer of such Notes will be registrable and such Notes will be exchangeable for Notes in other denominations of a like aggregate principal amount at the corporate trust office of the Trustee, 600, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 (telephone number: (403) 267-6894) or its designated agent. Payment of principal and interest will be made by cheque mailed to the address of the holder entitled thereto.
Certain Covenants
      The Indenture will contain, among others, the following covenants:
Limitation on Liens
      So long as any Notes are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, create, incur or assume any Lien securing any indebtedness for borrowed money or interest thereon (or any liability of the Corporation or such Subsidiary under any guarantee or endorsement or other instrument under which the Corporation or such Subsidiary is contingently liable, either directly or indirectly, for borrowed money or interest thereon), other than Permitted Liens, without also simultaneously or prior thereto securing, or causing such Subsidiary to secure, indebtedness under the Indenture so that the Notes are secured equally and ratably with or prior to such other indebtedness or liability for so long as such other indebtedness or liability remains secured.
      “Permitted Liens” of any Person at any particular time means:

(i)	Liens existing on the date of the Indenture;

(ii)	any lien in favour of a governmental entity in connection with the operations of such Person or any Subsidiary of such Person and not in respect of the financing thereof;

(iii)	Liens in favour of such Person or a Wholly-Owned Subsidiary of such Person (but only so long as it is a Wholly-Owned Subsidiary of such Person);

(iv)	Purchase Money Mortgages;

(v)	Liens on property or assets existing at the time of acquisition thereof by such Person, provided that such Liens were not incurred in anticipation of such acquisition;

(vi)	Liens on property or assets of a corporation existing at the time such corporation becomes a Subsidiary of such Person, or is liquidated or merged into, or amalgamated or consolidated with, such Person or Subsidiary of such Person or at the time of the sale, lease or other disposition to such Person or Subsidiary of such Person of all or substantially all of the properties and assets of a corporation;

(vii)	any renewal, refunding or extension of any Lien referred to in the foregoing clauses (i) through (vi), inclusive, provided that the principal amount of indebtedness secured thereby after such renewal, refunding or extension is not increased and the Lien is limited to the property or assets originally subject thereto and any improvements thereon;

(viii)	Liens securing Debt permitted to be incurred under clause (6) under the “Limitation on Debt and Preferred Stock of Subsidiaries” covenant; provided that any such Lien is limited to the property or assets of the Subsidiary incurring or issuing such Debt;

(ix)	Liens securing Non-Recourse Debt the principal amount of which is exchangeable for the securities of or ownership interests in another entity provided that any such Lien extends to or covers only such securities or ownership interests and the proceeds thereof underlying such Non-Recourse Debt; and

(x)	Liens securing indebtedness not secured by Liens referred to in the foregoing clauses (i) through (ix), inclusive, in an aggregate principal amount, together with Attributable Value of any Sale and Leaseback Transactions entered into pursuant to the covenant described in clause (i) of the “Limitation on Sale and Leaseback Transactions” below and any Debt or Preferred Stock incurred or issued pursuant to the covenant described in clause (1) of “Limitation on Debt and Preferred Stock of Subsidiaries” below, at any one time outstanding not to exceed 15% of Consolidated Net Tangible Assets.
Limitation on Sale and Leaseback Transactions
      So long as any Notes are outstanding, the Corporation will not, and will not permit any Subsidiary of the Corporation to, enter into any Sale and Leaseback Transaction unless the Corporation or such Subsidiary receives fair value for the property sold or transferred as determined by the Board of Directors and either (i) the Corporation or such Subsidiary would be entitled to enter into such Sale and Leaseback Transaction pursuant to the provisions of the Indenture described under the “Limitation on Liens” covenant above without securing the Notes or (ii) the Corporation or such Subsidiary shall apply, within 180 days of the consummation of such Sale and Leaseback Transaction, an amount equal to the Attributable Value in respect of the leases relating to such Sale and Leaseback Transaction to (a) the redemption, retirement or defeasance of the Notes or other indebtedness of the Corporation or such Subsidiary with a maturity of greater than one year ranking pari passu with the Notes or (b) the purchase of property substantially similar to the property sold or transferred as determined by the Board of Directors.
Limitation on Debt and Preferred Stock of Subsidiaries
      So long as any Notes are outstanding, the Corporation may not permit any Subsidiary to create, issue, assume, guarantee, or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “incur”) any Debt or issue any Preferred Stock except:

(1)	Debt and Preferred Stock in an aggregate amount, together with Debt secured by a Lien pursuant to clause (viii) of the “Limitation on Liens” covenant and the Attributable Value of any Sale and Leaseback Transactions entered into pursuant to clause (i) of the “Limitation on Sale and Leaseback Transactions” covenant, not to exceed, as of the date of determination, 15% of the Consolidated Net Tangible Assets of the Corporation, excluding any Debt and Preferred Stock described in clauses (2) through (7), inclusive, below;

(2)	Debt and Preferred Stock outstanding on the date of the Indenture after giving effect to the application of the proceeds of the Notes;

(3)	Debt incurred or Preferred Stock issued to and held by the Corporation or a Wholly-Owned Subsidiary of the Corporation (provided that such Debt or Preferred Stock is at all times held by the Corporation or a Wholly-Owned Subsidiary of the Corporation);

(4)	Debt incurred or Preferred Stock issued by a Person prior to the time (A) such Person became a Subsidiary of the Corporation, (B) such Person merges into or consolidates or amalgamates with a Subsidiary of the Corporation or (C) another Subsidiary of the Corporation merges into or consolidates or amalgamates with such Person (in a transaction in which such Person becomes a Subsidiary of the Corporation), which Debt or Preferred Stock was not incurred or issued in anticipation of such transaction and was outstanding prior to such transaction;

(5)	Debt or Preferred Stock which is exchanged for, or the proceeds of which are used to refinance or refund, any Debt or Preferred Stock permitted to be outstanding pursuant to clauses (2) and (4) above (or any extension or renewal thereof), in an aggregate principal amount, in the case of

Debt, or liquidation preference, in the case of Preferred Stock, not to exceed the principal amount or liquidation preference of the Debt or Preferred Stock, respectively, so exchanged, refinanced or refunded plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Debt or Preferred Stock so exchanged, refinanced or refunded or the amount of any premium reasonably determined by the Corporation as necessary to accomplish such refinancing by means of a tender offer or privately negotiated repurchase, plus the amount of expenses of the Corporation and the Subsidiary incurred in connection with such refinancing;

(6)	Non-Recourse Debt or Preferred Stock which is either (A) incurred or issued by a Subsidiary of the Corporation that is itself a public company (or by a Subsidiary of such a Subsidiary), or (B) incurred or issued by a Subsidiary of the Corporation that does not own or operate, directly or indirectly, a Cable Television System; and

(7)	Non-Recourse Debt which is exchangeable for the securities of or ownership interests in another entity in satisfaction of the principal amount thereof.

Consolidation, Amalgamation, Merger and Sale of Assets
      The Corporation may not consolidate or amalgamate with or merge into any other corporation or other entity, or convey, transfer or lease, its properties and assets substantially as an entirety to any other Person, unless the entity formed by such consolidation or amalgamation or into which the Corporation is merged or the Person which shall have acquired or leased all such properties or assets (1) shall be a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof or the United States, any state thereof or the District of Columbia, and shall expressly assume the Corporation’s obligations for the due and punctual payment of the principal of and premium, if any, and interest on the Notes and the performance and observance of every covenant of the Indenture on the part of the Corporation to be performed and (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing.
      If, as a result of any such transaction, any properties or assets of the Corporation or any Subsidiary of the Corporation become subject to a Lien, then, unless such Lien could be created, incurred or assumed pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and ratably securing the Notes, the Corporation, simultaneously with or prior to such transaction, will cause the Notes to be secured equally and ratably with or prior to the indebtedness secured by such Lien for so long as such indebtedness is secured thereby.
Payment of Additional Amounts
      All payments made by or on behalf of the Corporation under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”) unless the Corporation is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency. If the Corporation is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Notes, the Corporation will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of Notes after such withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder of Notes would have received if such Canadian Taxes had not been withheld or deducted (a similar indemnity will also be provided to holders of Notes that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding); provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder of Notes (an “Excluded Holder”) in respect of the beneficial owner thereof (i) with which the Corporation does not deal at arm’s length (for purposes of the Tax Act) at the time of the making of such payment, (ii) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes or (iii) which is subject to such Canadian Taxes by reason of its carrying on business in or being connected in any way with Canada or any province or territory thereof otherwise than by the mere holding of Notes or the receipt of payment thereunder. The Corporation will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Corporation will pay all taxes, interest, penalties and other liabilities which arise by virtue of any failure of the Corporation to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Corporation will furnish to the holder of the Notes other than an Excluded Holder, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Corporation.
      The foregoing obligations shall survive any termination, defeasance or discharge of the Indenture.
Optional Redemption
      The Notes will be redeemable, in whole or in part, at the option of the Corporation at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the Notes, or

(2)	the Canada Yield Price;
plus, in each case, accrued interest on the outstanding principal amount of each Note called for redemption to the date of redemption. The Notes will not be subject to redemption at the election of the holders of the Notes.
      “Canada Yield Price”, means in respect of any redemption of the Notes issued under the Indenture, a price, as determined by the Independent Investment Banker, equal to the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 365-day year) at the Government of Canada Yield, plus 53 basis points.
      “Government of Canada Yield” means, with respect to any redemption date, the arithmetic average, as determined by the Independent Investment Banker, of the yield to maturity on the third business day preceding the redemption date, compounded semi-annually, which a non-callable Government of Canada Bond would carry if issued, in Canadian Dollars in Canada, at 100% of its principal amount on such date with a term to maturity which most closely approximates the remaining term to maturity of the Notes to be redeemed from such day as quoted by the Reference Dealer at 5:00 p.m. on such day.
      “Independent Investment Banker” means the Reference Dealer selected by the Corporation.
      “Reference Dealer” means TD Securities Inc. or its successors; provided, however, that if it shall cease to be a primary Canadian Government securities dealer in Toronto, Ontario, the Corporation shall substitute for it another Canadian investment dealer.
      Notice of any redemption will be mailed at least 15 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.
      Unless the Corporation defaults in payment of the redemption price, and on and after the redemption date, interest will cease to accrue on the Notes or portion of the Notes called for redemption.
Purchase for Cancellation
      Provided an Event of Default is not continuing, the Corporation will have the right to purchase any Notes in the market or by tender or private contract at prices negotiated between the Corporation and willing sellers. Notes so purchased by the Corporation will be cancelled and will not be reissued.

Redemption for Changes in Canadian Tax Law
      The Notes will be subject to redemption, in whole but not in part, at the option of the Corporation at any time at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if (x) the Corporation determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in or amendment to official position of such taxing authority regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this prospectus, the Corporation has or will become obligated to pay, on the next succeeding Interest Payment Date, Additional Amounts or (b) on or after the date of this prospectus, any action has been taken by any taxing authority of Canada or any political subordination thereof, or any decision has been rendered by a court of competent jurisdiction in Canada or any political subdivision or taxing authority thereof, including any of those actions specified in clause (a) above, whether or not such action was taken or decision was rendered with respect to the Corporation, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Corporation of legal counsel of recognized standing, will result in an obligation to pay, on the next succeeding Interest Payment Date, Additional Amounts with respect to any Notes and (y) in any such case the Corporation in its business judgment determines that such obligation cannot be avoided by the use of reasonable measures available to the Corporation; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Corporation would be obligated to pay such Additional Amounts and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.
      In the event that the Corporation elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, the Corporation shall deliver to the Trustee a certificate, signed by an authorized officer, stating that the Corporation is entitled to redeem the Notes pursuant to their terms.
      Notice of intention to redeem the Notes will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.
Events of Default
      The following are summaries of Events of Default under the Indenture with respect to the Notes: (a) default in the payment of any interest (including Additional Amounts) on any Note when it becomes due and payable, and continuance of such default for a period of 30 days; (b) default in the payment of the principal of (or premium, if any, on) any Note at its Maturity; (c) default in the performance, or breach, of any covenant or warranty of the Corporation in the Indenture in respect of the Notes (other than a covenant or warranty a default in the performance of which or the breach of which is specifically dealt with elsewhere in the Indenture), and continuance of such default or breach for a period of 60 days after written notice to the Corporation by the Trustee or by the holders of at least 25% in principal amount of all Outstanding Notes, (d) failure to pay when due, after the expiration of any applicable grace period, any portion of the principal of, or involuntary acceleration of the maturity of, (i) indebtedness for borrowed money of the Corporation, or (ii) indebtedness for borrowed money (other than Non-Recourse Debt permitted by the covenant described in clause (6) of “Limitation on Debt and Preferred Stock of Subsidiaries” above) of any Subsidiary of the Corporation which is a “major subsidiary” (as such term is defined in National Instrument 55-101 of the Canadian Securities Administrators), in either case having an aggregate principal amount outstanding in excess of $75 million; and (e) certain events in bankruptcy, insolvency or reorganization affecting the Corporation.
      If an Event of Default occurs and is continuing with respect to the Notes, then and in every such case the Trustee or the holders of at least 25% in principal amount of the Outstanding Notes may declare the entire principal amount of all Notes and all interest thereon to be immediately due and payable. However, at any time after a declaration of acceleration with respect to any Notes has been made, but before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the

Outstanding Notes may, except in certain circumstances, by written notice to the Corporation and the Trustee rescind and annul such acceleration.
      The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the Outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Notes.
      No holder of a Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (b) the holders of at least 25% in principal amount of the Outstanding Notes have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a Note for the enforcement of payment of the principal of or any premium or interest on such Note on or after the applicable due date specified in such Note.
      The Corporation will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Corporation, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults.
Defeasance
      The Indenture provides that, at the option of the Corporation, the Corporation will be discharged from any and all obligations in respect of the Outstanding Notes (except with respect to the authentication, transfer, exchange or replacement of Notes or the maintenance of a Place of Payment and certain other obligations set forth in the Indenture) upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on the Outstanding Notes (“Defeasance”). Such trust may only be established if, among other things, (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States stating that (x) the Corporation has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change or clarification in the applicable United States federal income tax law, in either case to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the Holders of the Outstanding Notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Outstanding Notes include Holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied. The Corporation may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if the Corporation meets the conditions described in the preceding sentence at the time the Corporation exercises the Defeasance option.
      The Indenture provides that, at the option of the Corporation, unless and until the Corporation has exercised its Defeasance option described in the preceding paragraph, the Corporation may omit to comply with the “Limitation on Liens”, “Limitation on Sale and Leaseback Transactions” and “Limitation on Debt and Preferred Stock of Subsidiaries” covenants and certain other covenants and such omission shall not be deemed to be an Event of Default under the Indenture and the Outstanding Notes upon irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, on the Outstanding Notes (“Covenant Defeasance”). If the Corporation exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the Events of Default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things, (a) the Corporation has delivered to the Trustee an Opinion of Counsel in the United States to the effect that the holders of the Outstanding Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (b) the Corporation has delivered to the Trustee an Opinion of Counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the Outstanding Notes will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Outstanding Notes include holders who are not resident in Canada); (c) no Event of Default or event that, with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing; (d) the Corporation is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada); (e) the Corporation has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the U.S. Investment Company Act of 1940, as amended; and (f) other customary conditions precedent are satisfied.
Consent to Jurisdiction and Service
      Under the Indenture, the Corporation will appoint CT Corporation System as its authorized agent for service of process in any suit or proceeding arising out of or relating to the Notes or the Indenture for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York, and will submit to the non-exclusive jurisdiction of such courts.
Enforceability of Judgments in the United States
      Since substantially all of the assets of the Corporation, as well as the assets of a number of the directors and officers of the Corporation, are located outside of the United States, any judgment obtained in the United States against the Corporation or certain of the directors or officers thereof, including judgments with respect to the payment of principal and interest on the Notes, may not be collectible within the United States.
      The Corporation has been informed by its Canadian counsel, Fraser Milner Casgrain LLP, that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a “New York Court”) against the Corporation, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and the Notes that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by the Corporation in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the Notes); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action or new right or defense is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the Notes is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period; except that, under the Currency Act (Canada), any court in the Province of Alberta may only give judgment in Canadian dollars; and under the laws of Alberta, the appropriate date for such conversion when the action is on a foreign judgment may be other than the date of payment of the judgment. The Corporation has been advised by such Canadian counsel that there is doubt as to the enforceability in Canada by a court in original actions, or in motions to enforce judgments of the United States courts, of civil liabilities predicated solely upon the United States federal securities laws.
Governing Law
      The Notes and the Indenture will be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.
      “Attributable Value” means, as to any particular lease under which any Person is at the time liable for a term of more than 12 months, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (excluding any subsequent renewal or other extension option held by the lessee), discounted from the respective due dates to the date of determination at a rate equivalent to the rate used for the purposes of financial reporting in accordance with Canadian GAAP. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges.
      “Cable Television System” means the business of carrying on a licensed cable distribution undertaking under the Broadcasting Act (Canada).
      “Capital Lease Obligation” of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles and which has a term of at least 36 months. The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.
      “Capital Stock” of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of corporate stock of such Person.
      “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, after deducting therefrom (i) all current liabilities (excluding any Debt classified as a current liability), (ii) all goodwill, tradenames, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian GAAP.
      “Debt” means (without duplication), with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) the maximum fixed redemption or repurchase price of Disqualified Stock of such person at the time of determination, (vii) every obligation the payment of which could not be considered as interest in accordance with generally accepted accounting principles under interest rate or currency protection agreements of such Person and (viii) every obligation of the type referred to in clauses (i) through (vii) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed or for which such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise.
      “Disqualified Stock” of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the Notes.
      “Guarantee” by any Person means any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Debt of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including, without limitation, any obligation of such Person, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Debt, (ii) to purchase property, securities or services for the purpose of assuring the holder of such Debt of the payment of such Debt, or (iii) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Debt (and “Guaranteed”, “Guaranteeing” and “Guarantor” shall have the meanings correlative to the foregoing); provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.
      “Lien” means, with respect to any properties or assets, any mortgage or deed of trust, pledge, hypothecation, assignment for security, deposit arrangement, security interest, lien, charge or other security agreement or encumbrance of any kind or nature whatsoever on or with respect to such properties or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).
      “Non-Recourse Debt” means Debt not owing to the Corporation or a Wholly-Owned Subsidiary thereof (a) for which none of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System, is directly or indirectly liable, unless (i) such liability is expressly subordinated in right of payment to the prior payment of all principal of and interest on the Notes, or (ii) such liability may be satisfied, at the option of the Corporation, by the issuance of Capital Stock which is not Disqualified Stock, and (b) no default with respect to any such Debt would permit the holder of any other Debt of the Corporation or any Subsidiary of the Corporation which owns or operates, directly or indirectly, a Cable Television System to accelerate the maturity of such other Debt.
      “Preferred Stock” of any Person means Capital Stock of such Person of any class or classes (however designated) that ranks prior to, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person and shall be valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends.
      “Purchase Money Mortgage” of any Person means any Lien created upon any property or assets of the Person to secure or securing the whole or any part of the purchase price of such property or assets or the whole or any part of the cost of constructing or installing fixed improvements thereon or to secure or securing the repayment of money borrowed to pay the whole or any part of such purchase price or cost or any vendor’s privilege or Lien on such property or assets securing all or any part of such purchase price or cost including title retention agreements and leases in the nature of title retention agreements.
      “Sale and Leaseback Transaction” of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 12 months after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.
      “Subsidiary” of any Person means a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof.
      “Voting Stock” of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors (or Persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.
      “Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.
The Depositary, Book-Entry and Settlement
      Except as otherwise provided below, the Notes will be represented in the form of one or more fully registered global notes (each a “Global Note”) held by, or on behalf of, CDS as depositary of Global Notes for the participants (the “participants”) of CDS registered in the name of CDS or its nominee, and registration of ownership and transfers of the Notes will be made through the depository system of CDS. On the closing date of this offering, CDS will credit interests in Global Notes representing the notes to the accounts of its participants as directed by the Underwriters. Direct and indirect participants in CDS, including The Depositary Trust Company (“DTC”), Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”), on behalf of their respective accountholders, will record beneficial ownership of the Notes on behalf of their respective accountholders.
      Except as described below, no purchaser of Notes will be entitled to a certificate or other instrument from the Corporation or CDS evidencing that purchaser’s ownership thereof, and no holder of a beneficial interest in the Notes will be shown on the records maintained by CDS except through book-entry accounts of a participant of CDS acting on behalf of beneficial owners. Each purchaser of Notes will receive a confirmation of purchase from the Underwriters. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Notes. Sales of interests in Global Notes can only be completed through participants in the depository service of CDS.
      Certificated securities will be issued to holders or their nominees, other than CDS or its nominee, only if (i) required to do so by applicable law, (ii) the depository system of CDS ceases to exist, (iii) the Corporation determines that CDS is no longer willing or able to discharge properly its responsibility as depositary and the

Corporation is unable to locate a qualified successor, or (iv) the Corporation at its option elects to terminate the book-entry system administered by CDS.
      The Corporation, the Underwriters and the Trustee will not have any liability for (i) records maintained by CDS relating to beneficial interest in the Notes or the book-entry accounts maintained by CDS, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interest, or (iii) any advice or representation made or given by CDS and made or given herein with respect to the rules and regulations of CDS or any action to be taken by CDS or at the direction of the participants.
      The Indenture will require that payments in respect of the Notes represented by Global Notes (including principal, premium, if any, and interest, if any) be effected by wire transfer of immediately available funds to the accounts specified by CDS. With respect to certificated securities, the Corporation will make all payments of principal, premium, if any, and interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a cheque to each such Holder’s registered address. The Corporation expects that secondary trading in any certificated securities will also be settled in immediately available funds.
      As long as CDS or its nominee is the registered holder of Global Notes, CDS or its nominee, as the case may be, will be considered to be the sole owner of Global Notes for the purposes of receiving payments of interest on and principal of Global Notes and premium, if any. The Corporation expects that CDS or its nominee, upon receipt of any payment of principal, interest, or premium, if any, in respect of Global Notes, will credit participants’ accounts, on the date principal or interest is payable, with payments in amounts proportionate to their respective interests in the principal amount of Global Notes as shown on the records of CDS or its nominee at the close of business on the Regular Record Date, with respect to the payment of interest, and at maturity, with respect to the payment of principal. The Corporation also expects that payments of principal and interest by participants to the owners of beneficial interests in Global Notes held through such participants will be governed by standing instructions and customary practices, and will be the responsibility of such participants. The responsibility and liability of the Corporation in respect of Notes represented by Global Notes is limited to making payment of any principal and interest due on such Global Notes to the Trustee.
      Transfers of beneficial ownership in Notes represented by Global Notes will be effected through the records maintained by CDS or its nominee for such Global Notes, with respect to the interests of participants, and on the records of participants with respect to interests of persons other than participants. Beneficial owners who are not participants in the depository service of CDS, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Notes, may do so only through participants in the depository service of CDS.
      The ability of a beneficial owner of an interest in a Note represented by Global Notes to pledge the Note or otherwise take action with respect to such owner’s interest in a Note represented by Global Notes (other than through a participant) may be limited due to the lack of a physical certificate.
DTC, Euroclear and Clearstream, Luxembourg
      Noteholders may hold their Notes through the accounts maintained by DTC, Euroclear or Clearstream, Luxembourg in CDS only if they are participants of those systems, or indirectly through organizations which are participants of those systems.
      DTC, Euroclear and Clearstream, Luxembourg will hold book-entry positions on behalf of their participants on the books of CDS. All securities in DTC, Euroclear or Clearstream, Luxembourg are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts.
      Transfers of Notes by persons holding through Euroclear or Clearstream, Luxembourg participants will be effected through CDS, in accordance with CDS rules, and on behalf of the relevant European international clearing system by its depositaries. However, such transactions will require delivery of transfer instructions to the relevant European international clearing system by the participant in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transfer meets its requirements, deliver instructions to its depositaries to take action to effect transfer of the Notes on its behalf by delivering Notes through CDS and receiving payment in accordance with its normal procedures. Payments with respect to the Notes held through Euroclear or Clearstream, Luxembourg will be credited to the cash accounts of Euroclear participants or Clearstream, Luxembourg participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositaries.
      Although the Corporation will make all payments of principal and interest on the Notes in Canadian dollars, holders of Notes held through DTC will receive such payments in U.S. dollars, except as set forth below. Canadian dollar payments received by CDS will be exchanged into U.S. dollars and paid directly to DTC in accordance with procedures established from time to time by CDS and DTC. All costs of conversion will be borne by holders of Notes held through DTC who receive payments in U.S. dollars. Holders of Notes held through DTC may elect, through procedures established from time to time by DTC and its participants, to receive Canadian dollar payments, in which case such Canadian dollar amounts will be transferred directly to Canadian dollar accounts designated by such holders to DTC.
      Any such procedures once established may be changed or discontinued by CDS, DTC, Euroclear or Clearstream, Luxembourg, as the case may be, at any time.
Foreign Exchange Risk
      The Notes are denominated in Canadian dollars and all payments in respect of the Notes are to be made in Canadian dollars. An investment in the Notes by a purchaser not resident in Canada that conducts its business or activities in a currency (the “home currency”) other than Canadian dollars entails significant risks not associated with a similar investment in a security denominated in the home currency. Such risks include the possibility of significant changes in rates of exchange between the home currency and the Canadian dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the home currency or Canadian dollar. Such risks generally depend on events over which the Corporation has no control, such as economic and political events and the supply of and demand for the Canadian dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the Canadian dollar against the relevant home currency could result in a decrease in the effective yield on the Notes below their coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.
      This description of foreign currency risks does not describe all of the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.
EARNINGS COVERAGE
      The following consolidated financial ratios are calculated for the twelve-month periods ended August 31, 2004, May 31, 2005 and August 31, 2005 and give effect to the issuance of all of the Corporation’s long-term debt and repayment or redemption thereof subsequent to such dates including debt to be issued pursuant to this offering. The ratios are based on the Corporation’s annual audited financial statements and unaudited interim financial statements incorporated by reference herein.

	Twelve months	Twelve months	Twelve months
	ended	ended	ended
	August 31, 2004	May 31, 2005	August 31, 2005

Interest(1)(4) (000$)	$242,899	$238,451	$236,725
Earnings(2) (000$)	$385,363	$427,529	$469,149
Ratio of Earnings to Interest(3)(4)	1.59	1.79	1.98

Notes:

(1)	The annual interest requirements on long-term debt outstanding at August 31, 2005, have been adjusted to reflect issuance, repayment or redemption of long-term debt since August 31, 2005 and to give effect to the issuance of the Notes, and the application of the net proceeds thereof as described under “Use of Proceeds”. Interest excludes return entitlements on the COPrS which are included in shareholders’ equity.

(2)	Earnings are before deduction of interest on long-term debt, income taxes and equity in losses of investees.

(3)	The Corporation’s interest requirements, after giving effect to the issue of the Notes and as adjusted to reflect the issuance, repayment and redemption of long-term debt since August 31, 2005, amounted to $236.7 million for the 12 months ended August 31, 2005. The Corporation’s income before interest and tax for the 12 months then ended was $469.1 million, which is 1.98 times the Corporation’s interest requirements for this period.

(4)	If the COPrS were to be treated as debt and the return entitlement treated as interest, the interest requirement for the 12 months ended August 31, 2005 would change to $258.6 million.
RATINGS OF THE NOTES
      The following table discloses the ratings of the Notes, and ratings outlooks, received by Shaw from the rating agencies indicated:

Ratings	Ratings Outlook	Rating Agency

BB (high)	Positive	Dominion Bond Rating Service Limited (“DBRS”)
Ba2	Stable	Moody’s Investors Service, Inc. (“Moody’s”)
BB+	Stable	Standard & Poor’s Rating Services (“S&P”)
      DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by DBRS is the fifth highest of ten categories and is assigned to debt securities considered to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The “high” and “low” grades are not used for the AAA category.
      Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Ba is the fifth highest of nine categories and denotes obligations judged to have speculative elements and which are subject to substantial credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.
      S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BB by S&P is the fifth highest of eleven categories. According to the S&P rating system, debt securities rated BB have significant speculative characteristics but are less vulnerable in the near term than other lower rated obligations. However, an obligor rated BB faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.
      Each rating agency has several categories of long-term debt ratings that may be assigned to a particular issue. Prospective purchasers of the Notes should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.

      Credit ratings are intended to provide investors with an independent measure of the quality of an issue of securities. The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes, in as much as such ratings do not comment as to market price or suitability for a particular investor. Any of the foregoing ratings may be revised or withdrawn at any time by the respective rating organization if in its judgment circumstances so warrant.
CERTAIN INCOME TAX CONSIDERATIONS
      The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the Notes having regard to their own particular circumstances, including any consequences of an investment in the Notes arising under state, provincial, territorial or local tax laws in Canada or the United States or tax laws of jurisdictions outside Canada or the United States.
Certain Canadian Federal Income Tax Considerations
      In the opinion of Fraser Milner Casgrain LLP, counsel for Shaw, and McCarthy Tétrault LLP, counsel for the Underwriters, the following are as of the date hereof fair and adequate summaries of the material Canadian federal income tax consequences generally applicable to (a) a holder (a “Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is or is deemed to be a resident of Canada, deals with Shaw at arm’s length, is not affiliated with Shaw and holds the Notes as capital property and (b) a holder (a “Non-Resident Holder”) who acquires Notes pursuant to this offering and who, for the purposes of the Tax Act, deals with Shaw at arm’s length, and is neither a resident of Canada nor deemed to be a resident of Canada. These summaries are based upon the current provisions of the Tax Act and the Regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”). These summaries are not exhaustive of all possible Canadian income tax consequences and, except for the Proposed Amendments, do not take into account or anticipate any changes in the law or the administrative or assessing policies of the CRA whether by legislative, governmental or judicial action, nor do they take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. There can be no assurance that the Proposed Amendments will be enacted in the current form or at all.
          Residents of Canada
      A Holder will generally be considered to hold the Notes as capital property unless the Holder is a trader or dealer in securities, holds the Notes in the course of carrying on a business of buying and selling securities or has acquired the Notes as an adventure in the nature of trade. Certain Holders of Notes who might not otherwise be considered to hold their Notes as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to a Holder that is a financial institution within the meaning of section 142.2 of the Tax Act or to a Holder an interest in which is a “tax shelter investment”, within the meaning of section 143.2 of the Tax Act.
Interest on Notes
      A Holder of a Note that is a corporation, partnership, unit trust or any trust of which any corporation or partnership is a beneficiary, will be required to include in computing income for a taxation year all interest (or amounts deemed to be interest) that accrues to it on the Note to the end of that taxation year or that becomes receivable or is received by it before the end of the taxation year, except to the extent that the interest was included in computing its income for a preceding taxation year.

      Any other Holder, including an individual, will be required to include in computing income for a taxation year, all interest (or amounts deemed to be interest) on a Note that is received or receivable by the Holder in that taxation year (depending on the method regularly followed by the Holder in computing income).
Disposition
      On a disposition or deemed disposition of a Note (including the redemption of a Note by Shaw), a Holder will realize a capital gain, or sustain a capital loss, to the extent that the proceeds of disposition exceed, or are exceeded by, the adjusted cost base to the Holder of the Note and any reasonable expenses incurred for the purpose of making a disposition.
      On a disposition or deemed disposition of a Note, a Holder will generally be required to include in income for the taxation year in which the disposition occurs, any premium deemed to be interest and the amount of accrued interest from the date of the last interest payment to the extent that such amount has not otherwise been included in income for the year in which the disposition or deemed disposition occurs or a previous taxation year.
      A Holder who realizes a capital gain or sustains a capital loss on the disposition of a Note will be required to include in computing income for the taxation year of the disposition, one-half of the capital gain or will generally be entitled to deduct one-half of the capital loss against taxable capital gains realized by the Holder in the taxation year. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following years against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
Refundable Tax
      A Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on investment income, including interest and capital gains earned or realized in respect of the Notes.
          Non-Residents of Canada
      The payment by Shaw of interest, premium, if any, or principal on the Notes to a Non-Resident Holder will be exempt from Canadian non-resident withholding tax under the Tax Act.
      No other taxes on income (including capital gains) will be payable under the Tax Act in respect of the holding, redemption or disposition of the Notes by Non-Resident Holders who do not use or hold and are not deemed to use or hold the Notes in carrying on business in Canada for the purposes of the Tax Act, except that in certain circumstances Non-Resident Holders who are carrying on an insurance business in Canada and elsewhere may be subject to such taxes.
Certain U.S. Federal Income Tax Considerations
      The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of Notes by U.S. Holders (as defined below) who purchase Notes in this offering at the issue price set forth on the cover of this prospectus and who hold the Notes as capital assets (“U.S. Holders”) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, partnerships, real estate investment trusts, regulated investment companies, traders in securities or commodities that elect mark-to-market treatment, persons that are or, will hold Notes through, a partnership or other pass-through entity, persons holding the Notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose “functional currency” is not the U.S. dollar, and holders who are not U.S. Holders. In addition, this summary does not address the tax consequences applicable to subsequent purchasers of the Notes. Furthermore, the discussion below is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code as of the date of this prospectus, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view as to any of the tax consequences described in this summary.
      Persons considering the purchase, ownership or disposition of Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any state or of any local or foreign taxing jurisdiction.
      As used in this section, the term “U.S. Holder” means a holder of Notes that is for U.S. federal income tax purposes (i) a citizen or individual resident of the United States, (ii) a corporation or other entity created or organized in or under the laws of the United States or any political subdivision of the United States, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under applicable United States Treasury regulations.
Payments of Interest
      The U.S. dollar value of interest paid on a Note (including any Canadian taxes withheld therefrom and including the receipt of proceeds from a sale, exchange or other disposition attributable to accrued but unpaid interest) will generally be includible by a U.S. Holder as ordinary income at the time the interest is paid or accrued, based on the U.S. Holder’s method of accounting for U.S. federal income tax purposes. In addition to interest on the Notes, a U.S. Holder will be required to include as income any additional amounts Shaw may pay to cover any Canadian taxes withheld from interest payments. As a result, a U.S. Holder may be required to include more interest in gross income than the amount of cash it actually receives.
      A U.S. Holder may be entitled to deduct or credit the amount of any foreign withholding tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income described above generally will constitute foreign source income and be considered “passive income” or “financial services income” for taxable years beginning before January 1, 2007. For taxable years beginning after December 31, 2006, such interest generally will be treated as “passive category income” or “general category income” for United States foreign tax credit purposes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.
      Generally, in the case of a cash method taxpayer, the U.S. dollar value of the foreign currency interest payment is determined based on the spot rate on the date of receipt. Generally, in the case of an accrual method taxpayer, the average U.S. dollar value of the accrued amounts is determined based on the average exchange rate during the interest accrual period, unless an election is made under the Treasury regulations to use a different exchange rate. Generally, an accrual method taxpayer will recognize exchange income or loss, which will constitute ordinary income or loss, with respect to accrued interest income on the date the interest payment is actually received. A U.S. Holder may have exchange gain or loss when it disposes of any Canadian dollars received.
          Original Issue Discount
      It is not expected that the Notes will be issued with original issue discount. If, however, the Notes are issued with more than a de minimis amount of original issue discount, then such original issue discount would be treated for U.S. federal income tax purposes as interest accruing over the Notes’ term, and would be taxable as interest income as described above under “Payments of Interest”. A U.S. Holder’s adjusted tax basis in a Note would be increased by the amount of any original issue discount included in its gross income. In compliance with United States Treasury regulations, if Shaw determines that the Notes have original issue discount, Shaw will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of original issue discount in each accrual period.
          Purchase, Sale, Exchange or Retirement of the Notes
      A U.S. Holder who converts U.S. dollars to Canadian dollars and immediately uses such Canadian dollars to purchase a Note will ordinarily not recognize exchange gain or loss in connection with such conversion and purchase. A U.S. Holder who purchases a Note with previously acquired Canadian dollars will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. Holder’s tax basis in Canadian dollars and the U.S. dollar fair market value of the Note on the date of purchase. Such exchange gain or loss will generally constitute U.S. source gain or loss.
      Gain or loss will be recognized upon the sale, exchange or retirement of a Note in an amount equal to the U.S. dollar value of the amount received by a U.S. Holder upon such disposition (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as described above under “Payments of Interest”) less the U.S. dollar tax basis in the Note. A U.S. Holder’s tax basis in a Note will be the U.S. dollar value of the amount paid for the Note based on the exchange rate on the date of purchase of the Note. Gain or loss that is recognized will be treated as ordinary income or loss to the extent it is exchange gain or loss. Any gain or loss realized by such a holder in excess of the exchange gain or loss will generally be capital gain or loss. Such gain or loss generally will constitute a long-term capital gain or loss if the Note was held by such U.S. Holder for more than one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss generally will be treated as U.S. source.
          Backup Withholding and Information Reporting
      In general, information reporting requirements will apply to payments of principal and interest on a Note and payments of the proceeds of sale made within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax (currently at the rate of 28%) may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability or refundable to the extent it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may also be subject to penalties imposed by the IRS.
      This discussion is not intended or written to be used, and cannot be used, by any holder of the Notes for the purpose of avoiding penalties that may be imposed on the holder by the IRS. This discussion supports the promotion or marketing of the transactions or matters addressed herein. Each holder of the Notes should seek advice based on its particular circumstances from an independent tax advisor.

PLAN OF DISTRIBUTION
      Under the terms and subject to the conditions of an underwriting agreement (the “Underwriting Agreement”) dated November 9, 2005 among Shaw and TD Securities Inc., RBC Dominion Securities Inc., CIBC World Markets Inc., Merrill Lynch Canada Inc., National Bank Financial Inc., and Scotia Capital Inc. (collectively, the “Underwriters”), the Corporation has agreed to sell and the Underwriters have severally agreed, in the amounts set out below, to purchase, on or about November 16, 2005 or such other date as may be agreed upon, but not later than November 30, 2005 subject to the terms and conditions stated therein, all but not less than all of the principal amount of Notes.

Underwriters	Amount

TD Securities Inc.	$180,000,000
RBC Dominion Securities Inc.	135,000,000
CIBC World Markets Inc.	33,750,000
Merrill Lynch Canada Inc.	33,750,000
National Bank Financial Inc.	33,750,000
Scotia Capital Inc.	33,750,000

TOTAL:	$450,000,000

      The Underwriting Agreement provides that the Corporation will pay the Underwriters a commission of 1.0% per Note sold by closing to institutions and 1.5% per Note for all other sales.
      The Underwriters have advised Shaw that they propose initially to offer the Notes to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at that price less a concession not in excess of 0.9% per Note. After the initial public offering, the public offering price and concession may be changed by the Underwriters.
      The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of financial markets and may also be terminated upon the occurrence of certain stated events. The Corporation is not obligated to sell less than all of the Notes.
      This offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. The Notes will be offered in Canada and the United States through the Underwriters, either directly or through their respective Canadian or U.S. broker-dealer affiliates or agents.
      Shaw has agreed to indemnify the Underwriters and their directors, officers and employees against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, and applicable Canadian securities legislation, and to contribute to payments that the Underwriters and Shaw may be required to make in respect thereof.
      There is currently no public market for the Notes. Shaw does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. Shaw has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Shaw cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.
      In connection with the offering, the Underwriters are permitted to engage in overallotment, stabilizing transactions and syndicate covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the Notes. These transactions may raise the price of the Notes. Neither Shaw nor any of the Underwriters makes any representations or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the Notes. In addition, neither Shaw nor any of the Underwriters makes any representation that the Underwriters will engage in those transactions or that these transactions, once commenced, will not be discontinued without notice.

RELATIONSHIP BETWEEN SHAW AND CERTAIN UNDERWRITERS
      The Connected Underwriters are affiliates of lenders (the “Lenders”) to the Corporation and to which the Corporation is presently indebted. Shaw was indebted to such Lenders for approximately $797.3 million as at August 31, 2005 under various credit facilities, which indebtedness represented approximately 29% of the total indebtedness of Shaw as of that date (see “Capitalization”). Shaw is in compliance with the terms of each such credit facility, is not in default under any credit agreement with the Lenders and none of the Lenders have waived any breach of such credit agreements since the execution thereof. The financial position of Shaw has not changed substantially since the indebtedness under the credit facilities was incurred. None of the Lenders were involved in the decision to offer the Notes and none were involved in the determination of the terms of the distribution of the Notes. A portion of the net proceeds of the sale of the Notes will be used to reduce the indebtedness of Shaw to such Lenders. The Corporation may be considered to be a connected issuer or connected party of the Lenders within the meaning of applicable securities legislation. See “Use of Proceeds” and “Capitalization”.
      The offering will be conducted in the United States in accordance with NASD Conduct Rule 2710(h) because more than 10% of the net proceeds of the offering may be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in the offering. This rule requires that the yield of a debt security be no lower than the yield recommended by a qualified independent underwriter which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect to that registration statement. Notwithstanding that an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is one of the Lenders under the credit agreement that will be receiving a portion of the net proceeds of the sale of the Notes, Merrill Lynch, Pierce, Fenner & Smith Incorporated is eligible to act as and has agreed to act as qualified independent underwriter for the offering. The yield on the Notes will be no lower than that recommended by Merrill Lynch, Pierce, Fenner & Smith Incorporated.
RISK FACTORS
      Prospective purchasers of the Notes should consider carefully the risk factors set forth below as well as the other information contained and incorporated by reference in this prospectus before purchasing the Notes offered hereby. Any of the following risks, as well as others not known to Shaw and potentially beyond Shaw’s control, could materially adversely affect Shaw’s business, financial condition or results of operations. In this section, references to “Shaw” include Shaw Communications Inc. and its subsidiaries, unless the context otherwise requires.
No Prior Market for the Notes
      Prior to the offering made hereby, there has been no public market for the Notes and there can be no assurance that an active trading market will develop or be sustained. If an active trading market for the Notes does not develop, it could have an adverse effect on the market price of the Notes and an investor’s ability to resell the Notes.
Holding Company Structure
      Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Corporation’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Corporation through the issuance of equity and the incurrence of debt, and from the proceeds from the sale of assets. The Corporation’s subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amount due pursuant to the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Corporation by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

      In addition, because the Corporation is a holding company, the Notes are effectively subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation’s subsidiaries, except to the extent the Corporation is a creditor of such subsidiaries. As at August 31, 2005, indebtedness and other liabilities of the Corporation’s subsidiaries totalled approximately $551 million, excluding intercompany liabilities. Should any of the Corporation’s subsidiaries be liquidated, restructured or become insolvent, the Corporation’s ability to meet its financial obligations, including its obligations under the Notes, would be affected to the extent that such subsidiaries could no longer make payments to the Corporation. In addition, any right of the Corporation as an equity holder to participate in any distribution of the assets of any of the Corporation’s subsidiaries upon the liquidation, reorganization or insolvency of any such subsidiaries (and the consequent right of the holders of the Notes to participate in such distributions) will be subject to the claims of the creditors (including trade creditors) and any preferred shareholders of such subsidiaries.
Control of Shaw by the Shaw Family
      JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “JR Shaw Group”) currently own approximately 78.4% of the outstanding Class A Shares of the Corporation. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the JR Shaw Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the JR Shaw Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Corporation and to control the vote on matters submitted to a vote of the Corporation’s Class A shareholders.
Impact of Regulation
      Substantially all of Shaw’s activities are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) and by the Canadian Federal Department of Industry under the supervision of the Canadian Minister of Industry. Accordingly, Shaw’s results of operations are affected by changes in regulations and decisions by regulators. Changes in the regulation of Shaw’s business activities, including decisions by regulators affecting Shaw’s operations (such as the granting or renewal of licenses; decisions as to the rates Shaw may charge its customers; or the granting of additional distribution, broadcasting, programming or telecommunications licenses to competitors in Shaw’s markets) or changes in interpretations of existing regulations by courts or regulators, could adversely affect Shaw’s results of operations. Shaw’s CRTC licenses must be renewed from time to time and cannot be transferred without regulatory approval. As well, in line with the Canadian federal government’s objective to promote facilities-based competition, there are a number of reviews underway that will set the long term basis for the deregulation of local telephone services, the results of which may affect Shaw’s business.
Competition
      Shaw’s businesses face competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. Competitors of Shaw’s cable television and satellite businesses include direct-to-home satellite service providers (in the case of Shaw’s cable television business), cable television operators (in the case of Shaw’s satellite business), grey and black market satellite service providers and other competitors such as telephone companies, Internet Protocol television providers, wireless operators, and off-air television broadcasters. Competitors of Shaw’s internet business include on-line service and content providers, independent basic service access providers, telephone companies, wireless communications companies, and electricity transmission and distribution companies.
      Shaw’s digital phone business faces competition from incumbent telephone companies (“ILECs”), competitive local exchange carriers and non-facilities-based Voice over Internet Protocol (“VoIP”) providers. As the market for VoIP services develops and as VoIP technology evolves, new competitors (such as information technology providers, network vendors and system integrators) will likely emerge from companies that have not offered voice solutions in the past. There can be no assurance that such competition will not have a material adverse effect on Shaw’s digital phone business.

      The ILECs currently control the vast majority of the local telephone services market in Canada. Several such competitors have larger operational and financial resources than Shaw and are well established with residential customers in their respective markets. While the CRTC has issued decisions and policies that emphasize its commitment to ensuring sustainable facilities-based competition to the ILECs, it is currently engaged in a process to determine the most efficient and effective regulatory regime to reach that goal. The outcome of such review of Canada’s telecommunications policy and regulatory framework may negatively affect the business and prospects of Shaw’s digital phone business.
      In addition, regulatory and public policy trends in Canada generally favour the emergence of a more competitive environment in Canada.
LEGAL MATTERS
      Certain legal matters with respect to the Notes will be passed upon for the Corporation by Fraser Milner Casgrain LLP with respect to matters of Canadian law and by Sherman & Howard L.L.C., Denver, Colorado with respect to matters of U.S. law and for the Underwriters by McCarthy Tétrault LLP with respect to matters of Canadian law and by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, with respect to matters of U.S. law. At the date of this prospectus, the partners and associates of Fraser Milner Casgrain LLP, as a group, and McCarthy Tétrault LLP, as a group, each owned less than 1% of any securities of the Corporation or any associate or affiliate of the Corporation.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      In addition to the documents specified in the section titled “Documents Incorporated by Reference”, the following documents have been or will be filed with the SEC as part of the registration statement to which this prospectus relates: the consent of Ernst & Young LLP, the consent of Fraser Milner Casgrain LLP, the consent of McCarthy Tétrault LLP, powers of attorney, the Underwriting Agreement between Shaw and the Underwriters and the form of Indenture.
EXPERTS
      The audited consolidated balance sheets of Shaw as at August 31, 2004 and 2003 and for the three years ended August 31, 2004 have been incorporated by reference in this prospectus and in the registration statement of which this prospectus forms a part, in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm, as stated in their reports also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Cdn $450,000,000
Shaw Communications Inc.
6.10% Senior Notes due November 16, 2012

PROSPECTUS

TD Securities
RBC Capital Markets
CIBC World Markets
Merrill Lynch & Co.
NBF Securities (USA) Corp.
Scotia Capital
November 9, 2005